

February 22, 2011

Steve Friberg
President and Chief Executive Officer
Rider Exploration, Inc.
955 South Virginia Ste. 116
Reno, NV 89502

    Re: **Rider Exploration, Inc.**
            Amendment No. 1 to Form 10-K for the Fiscal Year Ended October 31, 2010
            Filed January 20, 2011
            Post-Effective Amendment No. 1 to Form S-1
            Filed January 26, 2011
            File No. 0-53999

Dear Mr. Friberg:

We have reviewed your filings and have the following comments. Our review of the post-effective amendment has been limited to those issues identified in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-1

General

1.   Prior to your being in a position to request the acceleration of effectiveness of the Post-Effective Amendment filed January 26, 2011, you will need to resolve all outstanding issues, including all comments relating to the Form 10-K.

2.   To the extent that any comments that follow apply to disclosure found in your registration statement, please also make corresponding revisions to the registration statement.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended October 31, 2010

Cover Page

3.   Please revise to include the Commission file number on the cover page of your filing. Also provide the required information regarding the class of your securities registered under Section 12(g). Lastly, please refer to the Note on the cover page of Form 10-K with regard to the calculation of aggregate market value.

Submission of Matters to a Vote of Security Holder, page 13

4.   You disclose that you obtained the approval of a majority of your shareholders for the purpose of effectuating a stock split. Explain to us how you complied with the proxy rules and your Exchange Act filing requirements with regard to the solicitation of the votes of your shareholders. Refer generally to Section 14 of the Exchange Act.

Forward-Looking Statements, page 15

5.   As an issuer of penny stock, the safe harbor to which you refer in this section does not apply to the referenced statements. If you retain this section, please revise to eliminate any suggestion that your statements constitute forward-looking statements for purposes of the PSLRA. See Exchange Act Section 21E(b)(1)(C).

Disclosure Controls and Procedures, page 19

6.   We note that your chief executive officer and chief financial officer carried out an evaluation of your disclosure controls and procedures as of December 31, 2009. We note further that your 10-K was filed for the period ended October 31, 2010. Please amend your filing to include the result of your chief executive officer and chief financial officer's evaluation of your disclosure controls and procedures as of the end of the period covered by the report.

Directors, Executive Officers, and Corporate Governance, page 20

7.   Provide complete five year sketches which do not contain any gaps or ambiguities with regard to time or positions held. For example, identify all employers and titles held during the five year period, and state precisely when each individual began and ended service to each identified employer, including the company.

Involvement in Certain Legal Proceedings, page 21

8.   Please expand your disclosure in this section to address any involvement of your directors or executive officers in the certain legal proceedings enumerated in Item 401(f) of Regulation S-K over the last ten years.

Security Ownership, page 24

9.   Revise or explain the tabular entry suggesting that the totals for all officers and directors as a group are for only one person.

Certifications, Exhibits 31.1 and 31.2

10.   Please revise your certifications to match the *exact* form set forth in Item 601(b)(31) of Regulation S-K. For example, the certifications include the phrase "small business issuer" and omit the following required portion of paragraph 4: "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))."

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you respond to our comments or request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Douglas Brown at (202) 551-3265, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director